BCM RESOURCES CORP

FOR IMMEDIATE RELEASE
September 21, 2009

BCM Resources: Increases Mineral Claims at Alder Project

BCM Resources Corporation (TSXV: B) has staked an additional 426 hectares (1,053 acres) of mineral claims adjacent to and extending northwest of its Alder project, located 90 kilometers north of Terrace, BC. The original claim group has Alice Arm style geology.

Newlybuilt logging roads provide access to the heart of the property which was previously accessible only by helicopter. A detailed mapping and sampling program has begun along the road and will extend southeasterly into the centre of the property. The goal of the program is to extend known surface mineralization identified by previous exploration programs and to generate diamond drilling targets.

Dale McClanaghan President & CEO

Contact: Deborah Goldbloom
info@bcmresources.com
604.646.0144, ext. 223
www.bcmresources.com

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